UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                     SEC File Number: 000-28691
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                                                        CUSIP Number: 599347101
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(Check One): /  / Form 10-K    / / Form 11-K    / / Form 20-F
            /X / Form 10-QSB   / /  Form N-SAR

For Period Ended:  September 30, 2002
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 /  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
 /  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
 /  /  Transition Report on Form 11-K

For the Transition Period Ended:   N/A
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant:  Milestone Capital, Inc.
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Former name, if applicable:
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Address of principal executive office (Street and number):  39 Plymouth Street
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City, State and Zip Code:  Fairfield, New Jersey 07004
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


                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is working to complete its Form 10-QSB for the quarter ended September 30, 2002. The Registrant is working to assure that its Form 10-QSB complies with the requirements of the Sarbanes-Oxley Act of 2002. Because of the significance of these efforts and their impact on the Registrant, the Registrant will be unable to file its Form 10-QSB by November 14, 2002 without unreasonable effort or expense. The Registrant expects to file its Form 10-QSB on or before November 19, 2002.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Charles J. DeMory, Sr.        (973)                      808-5770
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         (Name)                     (Area code)              (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                                                        /X/ Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes   / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is working to complete its Form 10-QSB for the quarter ended September 30, 2002. On January 3, 2002, the Registrant completed a share exchange transaction (the "Exchange Transaction") with EliteAgents, Inc. ("EliteAgents"), whereby the Registrant issued shares of its Common Stock to the shareholders of EliteAgents in exchange for all of the issued and outstanding ownership interests in EliteAgents. Prior to the Exchange Transaction, the Registrant had no material business operations. As a result of the Exchange Transaction, the Registrant is currently preparing financial statements which will include the consolidated results of business operations of both the Registrant and EliteAgents, and which will be presented in the Registrant's Form 10-QSB.

                             Milestone Capital, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   November 14, 2002                    By:  /s/  Charles J. DeMory, Sr.
    ------------------------                   --------------------------------
                                                      Charles J. DeMory, Sr.
                                                      Chairman, Chief Executive
                                                      Officer and President


         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).